CUSIP No. 949759104                                          Page 15 of 22 Pages


EXHIBIT 2: LETTER OF JULY 21, 2000

(stationary of John M. Morrison)


                                  July 21, 2000



Mr. Lawrence Kruse, Chairman, President & CEO
Wells Financial Corp.
53 First Street, S.W.
Wells, MN 56097


Dear Larry:

         It was a pleasure to meet with you and Jim Moll. Our initial discussions confirmed the opportunity we have to join together to form a stronger, more profitable banking franchise than either of us now have operating separately. Having spent a lifetime as a manager and owner of small banks in Minnesota and numerous other states, I understand the challenges facing Wells Financial Corp. (Wells) in a rapidly changing financial environment. Together, I firmly believe we can better meet those challenges while creating significant value for your shareholders today. I also believe Well's existing employees would have greater career and financial opportunities as part of a larger banking franchise. Together, we could offer a greater range of products and services to the communities that Wells serves.

         As we discussed on Wednesday, there are numerous ways for us to join forces. We are prepared to discuss a range of potential transaction structures we believe would meet Wells needs. Given the diversity of my holdings and resources, these structures are significantly more flexible than other banking entities can normally offer. Such potential structures could include:

1. A merger of Wells Financial and United Financial in an exchange of stock, or a combination of stock and cash, structured as a tax-free reorganization; Wells Federal could be retained as a separate enity under the holding company or could be merged into one of the banks currently in United Financial.

2. An all-cash acquisition of all of the outstanding shares of Wells Financial by me (and perhaps other investors).

3. An all-cash acquisition of all of the outstanding shares of Wells Financial by Central Bank, our bank in Stillwater, Minnesota, which is 100% owned by me.

         Any of these options would provide an opportunity to create a transaction with a current value to Wells shareholders in the range of $15.00 to $17.00, based on outstanding shares of approximately 1,261,000. This represents a significant 30% to 45% premium to Wells recent average stock price. This range of transaction value could be in the form of cash, stock or some combination thereof. We believe Wells shareholders would find this range of current value to be extremely attractive,

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CUSIP No. 949759104                                          Page 16 of 22 Pages


particularly given the depressed merger market for small thrifts combine with, as you indicated, Wells lack of growth in its current markets. We also believe the stock of United Financial Corporation (symbol UBMT), a bank holding company in Montana in which I am a 30% shareholder and Chairman, is undervalued and would be attractive to Wells shareholders. UBMT trades below book value and has a dividend yield of approximately 7%.

         This letter is intended as a preliminary, non-binding indication of interest and this opportunity is subject, of course, to negotiation of specific business terms and execution of a definitive purchase agreement, due diligence, regulatory approvals and other customary terms and conditions for such transactions. Kurt Weise and I and our associates at our various banks have significant experience in bank acquisitions and merger integration and we have an excellent relationship with both federal and state banking regulators. We would also utilize the services of John Palmer and Richard Lashley of PL Capital. John and Richard have significant bank merger and acquisition experience and expertise. We are prepared to enter into a confidentiality agreement and begin negotiations and due diligence as soon as practical. If you prefer, our counsel at Dorsey & Whitney would be pleased to prepare a Confidentiality Agreement for your review.

         Larry, I am excited about the opportunity to return to my hometown roots to create a meaningful franchise in Southern Minnesota that we can both be proud of. I look forward to having an opportunity to work with you, your management team and Board. I will call you in few days to discuss this further. In the meantime, please feel free to call me or Kurt at 612-542-3001, John Palmer (630) 928-0231 or Rich Lashley (973) 360-1666, at any time.


                                       Sincerely,

                                       /s/ John

                                       John M. Morrison